SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-32179

INTEROIL CORPORATION
(Exact name of registrant as specified in its charter)

THE YUKON TERRITORY, CANADA
(State or other jurisdiction of incorporation or organization)

60-92 COOK STREET
PORTSMITH, QLD 4870, AUSTRALIA
(Address of principal executive offices)

Registrant’s telephone number, including area code: (61) 7 4046 4600

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F     √

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION

By: Anesti Dermedgoglou
Vice President Investor Relations

Date: November 10, 2008

INTEROIL CORPORATION
FORM 6-K FOR THE MONTH OF NOVEMBER 2008

Exhibit Index

1. Form 51-102F3 Material Change Report dated November 10, 2008.

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

InterOil Corporation ("InterOil")
Level 1, 60-92 Cook Street
Cairns, Queensland 4870
Australia

2.	Date of Material Change:

October 30, 2008

3.	News Release:

Press release disclosing in detail the material summarized in this Material Change Report was disseminated through the facilities of Marketwire at 07.00am Eastern time on October 30, 2008.

4.	Summary of Material Change:

On October 30, 2008, InterOil announced that it had agreed with Petromin PNG Holdings Limited, a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea, for Petromin to take a direct interest in the Elk/Antelope field. Petromin will contribute an initial deposit and will fund 20.5% of the costs of developing the field. The agreement remains subject to certain formal conditions precedent expected to be satisfied within the next month. A copy of the agreement with Petromin PNG Holdings Limited is available on SEDAR at www.sedar.com.

5.	Full Description of Material Change:

The material change is described in detail in the attached press release at Schedule "A".

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business telephone number of the executive officer of the Corporation who is knowledgeable about the material change and this report is:

Phil Mulacek
Chairman & Chief Executive Officer
+61 7 4046 4600

9.	Date of Report:

November 10, 2008

SCHEDULE "A"

PRESS RELEASE

# NEWS RELEASE

InterOil

## INTEROIL ANNOUNCES DIRECT PARTICIPATION IN ELK/ANTELOPE FIELD BY PNG GOVERNMENT ENTITY, PETROMIN

"We are very excited that Petromin has agreed to take this interest and undertake this investment," said Mr. Mulacek, Chief Executive Officer of InterOil. "Participation by the state entity confirms the support expressed by the Government of Papua New Guinea for our proposed LNG project and will provide valuable impetus at this time for our exploration and development efforts."

COMPANY DESCRIPTION

*InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 8.7 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct Papua New Guinea's first LNG plant on a site adjacent to InterOil's refinery in Port Moresby.*

*InterOil's common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars and on the American Stock Exchange under the symbol IOC in US dollars.*

For more information please see the InterOil website at: www.interoil.com.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations

InterOil News Release
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InterOil Corporation
anesti@interoil.com
Cairns Qld Australia
Phone: +61 7 4046 4600

**Cautionary Statements**

This press release may include "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release contains forward looking statements concerning Petromin's investment and participation in the Elk/Antelope field. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include satisfaction of conditions precedent to the agreement with Petromin, the Company's ability to finance the development of its LNG facility; the Company's ability to timely construct and commission the LNG facility; political, legal and economic risks in Papua New Guinea; and the risk factors discussed in the Company's filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007. In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

InterOil News Release
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